

Mail Stop 7010

May 27, 2008

Via U.S. Mail and Fax (416) 367-4681
Mr. David Garofalo
Chief Financial Officer
Agnico-Eagle Mines Limited
145 King Street East, Suite 400
Toronto, Ontario, Canada M5C 2Y7

> **Re: Agnico-Eagle Mines Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2007**
> **Filed March 28, 2008**
> **File No. 1-13422**

Dear Mr. Garofalo:

        We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                         /s/ Chris White

                                        Chris White
                                        Branch Chief